FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/3/2022

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2022 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: November 3, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2022 Results

Luxembourg, November 3, 2022 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2022.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net (Cash) Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of Third Quarter of 2022 Results

	3Q22	2Q22		3Q21

Steel Shipments (tons)	2,967,000	2,957,000	0%	3,071,000	-3%
Iron Ore Shipments (tons)	831,000	837,000	-1%	850,000	-2%
Net Sales ($ million)	4,125	4,438	-7%	4,592	-10%
Operating Income ($ million)	526	1,071	-51%	1,735	-70%
Adjusted EBITDA ($ million)	679	1,225	-45%	1,881	-64%
Adjusted EBITDA Margin (% of net sales)	16%	28%		41%
Adjusted EBITDA per Ton ($)	229	414		612
Financial Results ($ million)	(55)	37		33
Equity in results of non-consolidated companies ($ million)	(90)	49		84
Net Income ($ million)	220	936		1,366
Equity Holders’ Net Income ($ million)	153	799		1,202
Earnings per ADS[1] ($)	0.78	4.07		6.12
1 American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•Adjusted EBITDA of $679.4 million on steel shipments of 3.0 million tons, with adjusted EBITDA margin of 16% and adjusted EBITDA per ton of $229.
•Financial expense of $95.0 million due to the adjustment of the fair value of certain Argentine securities collected by Ternium as dividend in kind from its subsidiary Ternium Argentina.
•Impairment of Ternium's investment in Usiminas of $120.4 million, equivalent to a loss of $0.57 per ADS.
•Equity holders’ net income of $152.8 million, or $0.78 per ADS.
•Net cash provided by operating activities of $1.0 billion, after a working capital release of $547.7 million mainly as a result of lower steel prices and raw material costs.

•Free cash flow of $897.5 million after capital expenditures of $136.2 million.
•Net cash position of $1.8 billion at the end of September 2022, compared to net cash position of $1.0 billion at the end of June 2022.
Ternium’s steel shipments of 3.0 million tons in the third quarter of 2022 were sequentially stable. On a year-over-year basis, steel shipments in the third quarter of 2022 were down 3% due to a decrease in the volume of slabs shipped to third parties, reflecting a higher integration of Ternium's facilities, partially offset by higher finished steel shipments.

In Mexico, steel shipments reached 1.7 million tons in the third quarter of 2022, increasing slightly compared to shipments in the second quarter of the year and in the prior-year third quarter. The auto industry is making some progress in dealing with its supply chain difficulties, although it remains below its production capacity. On the other hand, infrastructure investment remained subdued and high inflation and tighter monetary conditions had an effect on the manufacturing industry's demand for steel products.

In the Southern Region, shipments were 584,000 tons in the third quarter, lower 3% sequentially and 7% on a year-over-year basis. In Argentina, limitations in connection with imports of intermediate goods have created certain bottlenecks in the manufacturing sector. On the other hand, activity in the construction sector and the demand for industrial products remained healthy in the period.

In Other Markets, Ternium's steel shipments in the third quarter of 2022 were 666,000 tons, slightly below the levels achieved in the second quarter of the year. Compared to the third quarter of 2021, shipments decreased in the period, reflecting a 183,000-ton reduction in the volume of slabs shipped to third parties, partially offset by a 100,000-ton increase in finished steel shipments.

Revenue per ton in the third quarter of 2022 was $1,364, down $108 sequentially and $107 compared to revenue per ton in the prior-year third quarter. In Mexico, realized steel prices decreased in the third quarter, reflecting the reset of contract steel prices at lower levels and a downward trend in spot steel prices in the local market.

Operating income in the third quarter of 2022 was $526.2 million, with adjusted EBITDA of $679.4 million and adjusted EBITDA per ton of $229. Adjusted EBITDA per ton in the period decreased $185 sequentially and $383 compared to the third quarter of 2021, mainly reflecting lower realized steel prices and an increase in purchased slabs, raw material and energy costs.

Net income in the third quarter of 2022 was $219.9 million, after a $95.0 million loss due to the adjustment of the fair value of certain Argentine securities collected by Ternium as dividend in kind from its subsidiary Ternium Argentina, and a $120.4 million write-down of Ternium's investment in Usiminas.

Summary of First Nine Months of 2022 Results

	9M22	9M21

Steel Shipments (tons)	8,876,000	9,238,000	-4%
Iron Ore Shipments (tons)	2,565,000	2,791,000	-8%
Net Sales ($ million)	12,868	11,761	9%
Operating Income ($ million)	2,656	3,913	-32%
Adjusted EBITDA ($ million)	3,112	4,358	-29%
Adjusted EBITDA Margin (% of net sales)	24%	37%
Adjusted EBITDA per Ton ($)	351	472
Financial Results ($ million)	(79)	72
Equity in results of non-consolidated companies ($ million)	18	302
Net Income ($ million)	2,034	3,231
Equity Holders' Net Income ($ million)	1,728	2,827
Earnings per ADS[1] ($)	8.80	14.40

•Adjusted EBITDA of $3.1 billion, on steel shipments of 8.9 million tons, with adjusted EBITDA margin of 24% and adjusted EBITDA per ton of $351.
•Equity holders' net income of $1.7 billion, equivalent to earnings per ADS of $8.80 after a $0.57 per ADS loss related to the impairment of Ternium's investment in Usiminas.
•Net cash provided by operating activities of $1.7 billion, after income tax cash outflows of $1.7 billion, mainly during the first half of 2022, and a working capital decrease of $197.7 million.
•Free cash flow of $1.3 billion after capital expenditures of $421.8 million.
•Dividend paid to shareholders of $1.80 per ADS in May 2022.

Ternium’s steel shipments in the first nine months of 2022 were 8.9 million tons, down 362,000 tons compared to shipment levels in the first nine months of 2021. The year-over-year decrease in shipments was due to a 684,000-ton decrease in the volume of slabs shipped to third parties, partially offset by a 322,000-ton increase in finished steel shipments. Revenue per ton in the first nine months of 2022 was $1,421, up $172 compared to revenue per ton in the prior-year first nine months, on higher realized steel prices in Ternium's main steel markets.

In Mexico and the Southern Region, shipments decreased 3% and 6% year-over-year, respectively, in the first nine months of 2022, mainly reflecting an ease of a pandemic-induced surge in steel consumption in 2021. In Other Markets, shipments decreased 4% year-over-year in the first nine months of 2022, as a 694,000-ton decrease in the volume of slabs shipped to third parties was partially offset by a 605,000-ton increase in finished steel shipments in this region, with a higher integration of Ternium's facilities across the region.

Operating income in the first nine months of 2022 was $2.7 billion, with adjusted EBITDA of $3.1 billion and adjusted EBITDA per ton of $351. Adjusted EBITDA per ton decreased $121 year-over-year in the first nine months of 2022 due to an increase in cost per ton, mainly as a result of higher purchased slabs and raw material costs, partially offset by higher realized steel prices.

Interim Dividend Payment

Ternium’s board of directors approved the payment of an interim dividend of $0.09 per share ($0.90 per ADS), or $176.7 million in the aggregate. The dividend will be paid on November 17, 2022, to shareholders on record as of November 15, 2022. This interim dividend decision reflects the company’s strong financial performance so far in 2022, the strength of its balance sheet and its positive prospects for cash generation further on.

Outlook

Ternium expects a lower adjusted EBITDA in the fourth quarter of 2022 compared to the third quarter, as a temporary mismatch between a decline in realized steel prices and high costs per ton should result in a decrease in the steel margin. Despite current raw material prices being considerably lower across the global market than in the first half of 2022, when Russia’s invasion of Ukraine disrupted steel markets, the company will experience a gradual flow of relatively high-cost raw materials through inventory in the fourth quarter. Ternium anticipates this dynamic to mostly reverse during the first quarter of 2023.

In Mexico, the company expects fourth quarter shipments to increase slightly compared to the third quarter, despite December being a seasonally slow month. Ternium anticipates this increase to be driven by market share improvements and some restocking in the commercial market due to a decrease in steel price volatility after an extended period of price declines. On the other hand, Mexico’s industrial market is exhibiting some softening, mainly related to weakness in the US housing market, which in turn affects Mexico’s household appliances and HVAC industries. In addition, although the global auto industry’s supply chain difficulties are gradually improving, they continue to negatively impact the Mexican auto industry’s ability to meaningfully increase production levels at a time of abnormally low finished products inventory in the value chain. This dynamic should create an upside for steel shipments to the Mexican auto industry during 2023.

In Argentina, steel demand remains stable. The country’s construction sector, as well as the household appliances, automotive and energy industries, are operating at good levels.

Analysis of Third Quarter of 2022 Results

Net sales in the third quarter of 2022 were $4.1 billion, 7% lower than net sales in the second quarter of 2022 and 10% lower than net sales in the third quarter of 2021. The following table outlines Ternium’s consolidated net sales for the aforementioned periods:

	Net Sales
$ million	3Q22	2Q22	Dif.	3Q21	Dif.

Mexico	2,155	2,456	-12%	2,594	-17%
Southern Region	998	990	1%	937	7%
Other Markets	893	905	-1%	984	-9%
Total steel products	4,046	4,352	-7%	4,516	-10%
Other products*	79	86	-8%	59	35%
Total steel segment	4,125	4,438	-7%	4,574	-10%

Total mining segment	101	111	-9%	131	-23%

Total steel and mining segments	4,226	4,548	-7%	4,705	-10%

Intersegment eliminations	(101)	(111)	-9%	(113)	-11%

Total net sales	4,125	4,438	-7%	4,592	-10%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

	Shipments
Thousand tons	3Q22	2Q22	Dif.	3Q21	Dif.

Mexico	1,717	1,679	2%	1,697	1%
Southern Region	584	601	-3%	626	-7%
Other Markets	666	677	-2%	748	-11%
Total steel segment	2,967	2,957	0%	3,071	-3%

Total mining segment	831	837	-1%	850	-2%

	Revenue / ton
$/ton	3Q22	2Q22	Dif.	3Q21	Dif.

Mexico	1,255	1,463	-14%	1,529	-18%
Southern Region	1,707	1,647	4%	1,497	14%
Other Markets	1,342	1,337	0%	1,316	2%
Total steel segment	1,364	1,471	-7%	1,471	-7%

Total mining segment	121	132	-8%	154	-21%

Cost of sales was $3.3 billion in the third quarter of 2022, representing an increase of $266.3 million from the second quarter of 2022, principally due to a $393.9 million increase in raw materials and consumables used, mainly reflecting higher purchased slab and raw material cost; partially offset by a $127.6 million decrease in other costs, including a $112.4 million decrease in labor costs, primarily in connection with Ternium Mexico employees' profit sharing scheme in the second quarter, and a $15.5 million decrease in maintenance expenses. Compared to the third quarter of 2021, cost of sales increased $704.0 million, principally due to a $673.7 million, or 32%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 3% decrease in steel volumes; and to a $30.3 million increase in other costs, including a $9.9 million increase in labor costs and a $9.7 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the third quarter of 2022 were $277.4 million, or 7% of net sales, a decrease of $33.1 million compared to SG&A in the second quarter of 2022 mainly due to a $17.6 million decrease in labor costs and a $12.0 million decrease in freight and transportation expenses. Compared to the third quarter of 2021, SG&A increased $40.0 million mainly due to a $22.1 million increase in freight and transportation expenses and an $8.7 million increase in labor costs.

Operating income in the third quarter of 2022 was $526.2 million, or 13% of net sales, compared to operating income of $1.1 billion, or 24% of net sales, in the second quarter of 2022, and operating income of $1.7 billion, or 38% of net sales, in the third quarter of 2021. The following table outlines Ternium’s operating result by segment for the third quarter of 2022 and the second quarter of 2022:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	3Q22	2Q22	3Q22	2Q22	3Q22	2Q22	3Q22	2Q22
Net Sales	4,125	4,438	101	111	(101)	(111)	4,125	4,438
Cost of sales	(3,339)	(3,072)	(83)	(95)	96	108	(3,325)	(3,059)
SG&A expenses	(270)	(299)	(7)	(11)	—	—	(277)	(310)
Other operating income (loss), net	4	3	—	(1)	—	—	3	3
Operating result	520	1,069	10	5	(4)	(3)	526	1,071

The following table outlines Ternium’s operating result by segment for the third quarter of 2022 and the third quarter of 2021:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	3Q22	3Q21	3Q22	3Q21	3Q22	3Q21	3Q22	3Q21
Net Sales	4,125	4,574	101	131	(101)	(113)	4,125	4,592
Cost of sales	(3,339)	(2,669)	(83)	(75)	96	123	(3,325)	(2,621)
SG&A expenses	(270)	(226)	(7)	(11)	—	—	(277)	(237)
Other operating income, net	4	2	—	0	—	—	3	2
Operating result	520	1,681	10	45	(4)	9	526	1,735

Net financial results were a loss of $54.9 million in the third quarter of 2022. Changes in the fair value of financial assets in the period were a loss of $22.9 million, including a loss of $95.0 million due to the adjustment of the fair value of certain Argentine securities collected by Ternium as dividend in kind from Ternium Argentina. Net foreign exchange losses in the third quarter of 2022 were $18.8 million, including a $31.4 million negative impact of the depreciation of the Argentine Peso against the US dollar (15% in the period) on Ternium's Argentine subsidiary net local currency position. Net financial results in the second quarter of 2022 and the third quarter of 2021 were a gain of $37.2 million and $32.7 million, respectively.

Equity in results of non-consolidated companies was a loss of $89.7 million in the third quarter of 2022, compared to a gain of $49.3 million in the second quarter of 2022 and a gain of $84.4 in the third quarter of 2021. As of September 30, 2022, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by $120.4 million.

Income tax expense in the third quarter of 2022 was $161.7 million, compared to $221.4 million in the second quarter of 2022 and $486.0 million in the third quarter of 2021.

Analysis of First Nine Months of 2022 Results

Net sales in the first nine months of 2022 were $12.9 billion, 9% higher than net sales in the first nine months of 2021. The following table outlines Ternium’s consolidated net sales for the first nine months of 2022 and 2021:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	9M22	9M21	Dif.	9M22	9M21	Dif.	9M22	9M21	Dif.
Mexico	6,874	6,677	3%	4,970	5,131	-3%	1,383	1,301	6%
Southern Region	2,883	2,429	19%	1,773	1,885	-6%	1,626	1,289	26%
Other Markets	2,853	2,433	17%	2,134	2,223	-4%	1,337	1,095	22%

Total steel products	12,610	11,540	9%	8,876	9,238	-4%	1,421	1,249	14%
Other products*	258	184	41%

Steel segment	12,868	11,723	10%

Mining segment	314	367	-14%	2,565	2,791	-8%	123	131	-7%

Intersegment eliminations	(314)	(329)

Net sales	12,868	11,761	9%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $9.4 billion in the first nine months of 2022, an increase of $2.2 billion compared to the first nine months of 2021. This was primarily due to a $1.9 billion, or 34%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 4% decrease in steel volumes; and to a $246.2 million increase in other costs, including a $152.2 million increase in labor costs, mainly in connection with Ternium Mexico employees' profit sharing scheme, a $40.4 million increase in maintenance expenses, a $24.0 million increase in depreciation of property, plant and equipment and amortization of intangible assets, and a $22.3 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2022 were $869.1 million, or 7% of net sales, an increase of $176.8 million compared to SG&A expenses in the first nine months of 2021, mainly due to a $121.2 million increase in freight and transportation expenses, a $39.1 million increase in labor costs, a $11.4 million increase in services and fees and a $10.9 million increase in taxes, partially offset by a $12.9 million decrease in amortization of intangible assets.

Operating income in the first nine months of 2022 was $2.7 billion, or 21% of net sales, compared to operating income of $3.9 billion, or 33% of net sales, in the first nine months of 2021. The following table outlines Ternium’s operating result by segment for the first nine months of 2022 and 2021:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	9M22	9M21	9M22	9M21	9M22	9M21	9M22	9M21
Net Sales	12,868	11,723	314	367	(314)	(329)	12,868	11,761
Cost of sales	(9,395)	(7,279)	(261)	(228)	288	331	(9,368)	(7,175)
SG&A expenses	(842)	(672)	(27)	(20)	—	—	(869)	(692)
Other operating income (loss), net	27	19	(1)	0	—	—	26	19
Operating result	2,658	3,791	25	119	(27)	2	2,656	3,913

Net financial results were a loss of $78.6 million in the first nine months of 2022, principally due to a $137.1 million net foreign exchange loss partially offset by a $56.0 million gain related to changes in the fair value of financial assets. The net foreign exchange loss in the first nine months of 2022 reflected mainly the negative impact of the depreciation of the Argentine Peso (30% in the period) against the US dollar on Ternium Argentina’s net long local currency positions. The changes in the fair value of financial assets included a $95.0 million fair value adjustment of certain Argentine securities collected by Ternium as dividend in kind from Ternium Argentina. Net financial results in the first nine months of 2021 were a gain of $71.5 million.

Equity in results of non-consolidated companies was a gain of $18.3 million in the first nine months of 2022, mainly related to Ternium's equity in the results of Usiminas and Techgen. Results in the period included the $120.4 million write-down of Ternium's investment in Usiminas. Equity in results of non-consolidated companies in the first nine months of 2021 was a gain of $302.0 million.

Income tax expense in the first nine months of 2022 was $562.5 million, with a 22% effective tax rate, compared to $1.1 billion in the first nine months of 2021, with a 25% effective tax rate. Effective tax rates included the positive effect of deferred tax results at Ternium's subsidiaries in Mexico, related to the impact of inflation and the appreciation of the local currency versus the US dollar, and in Argentina, as the inflation rate outpaced the depreciation of the local currency versus the US dollar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2022 was $1.7 billion. Income tax payments reached $1.7 billion in the period, mainly due to significant outstanding tax balances for fiscal year 2021, paid in 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital decreased $197.7 million in the first nine months of 2022 as a result of an aggregate $212.6 million net decrease in trade and other receivables and an aggregate $43.1 million net increase in accounts payable and other liabilities, partially offset by an aggregate $58.0 million increase in inventories. The inventory value increase in the first nine months of 2022 was due to a $354.6 million higher cost of steel and a $27.7 million increase in raw materials, supplies and others, partially offset by a $324.3 million lower steel volume.

Capital expenditures in the first nine months of 2022 were $421.8 million, $20.1 million higher than in the first nine months of 2021. During the period, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first nine months of 2022, Ternium’s free cash flow was $1.3 billion. In the period, the company paid dividends to shareholders of $353.4 million and dividends in kind to non-controlling interest of $112.3 million. As of September 30, 2022, Ternium had a net cash position of $1.8 billion.

Net cash provided by operating activities in the third quarter of 2022 was $1.0 billion. Working capital decreased by $547.7 million in the third quarter of 2022 as a result of a $574.2 million decrease in inventories and an aggregate $403.0 million net decrease in trade and other receivables, partially offset by an aggregate $429.4 million decrease in accounts payable and other liabilities. The inventory value decrease in the third quarter of 2022 was due to a $428.0 million decrease in the cost and volume of raw materials, supplies and others, a $137.9 million lower steel volume and an $8.3 million lower cost of steel. In the third quarter of 2022, Ternium's free cash flow was $897.5 million.

Conference Call and Webcast

Ternium will host a conference call on November 3, 2022, at 9:30 a.m. ET in which management will discuss third quarter and first nine months of 2022 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	3Q22	2Q22	3Q21	9M22	9M21
	(Unaudited)			(Unaudited)
Net sales	4,125	4,438	4,592	12,868	11,761
Cost of sales	(3,325)	(3,059)	(2,621)	(9,368)	(7,175)
Gross profit	800	1,379	1,971	3,500	4,586
Selling, general and administrative expenses	(277)	(310)	(237)	(869)	(692)
Other operating income, net	3	3	2	26	19
Operating income	526	1,071	1,735	2,656	3,913

Finance expense	(15)	(7)	(7)	(29)	(21)
Finance income	7	16	19	47	54
Other financial (expense) income, net	(47)	29	20	(97)	38
Equity in results of non-consolidated companies	(90)	49	84	18	302
Profit before income tax expense	382	1,158	1,852	2,596	4,286
Income tax expense	(162)	(221)	(486)	(562)	(1,055)
Profit for the period	220	936	1,366	2,034	3,231

Attributable to:
Owners of the parent	153	799	1,202	1,728	2,827
Non-controlling interest	67	137	164	306	404
Profit for the period	220	936	1,366	2,034	3,231

Consolidated Statement of Financial Position

$ million	September 30, 2022	December 31, 2021
	(Unaudited)
Property, plant and equipment, net	6,381	6,432
Intangible assets, net	927	902
Investments in non-consolidated companies	783	751
Deferred tax assets	208	161
Receivables, net	251	178
Trade receivables, net	0	0
Other investments	93	67
Total non-current assets	8,643	8,491

Receivables, net	574	358
Derivative financial instruments	6	4
Inventories, net	3,966	3,908
Trade receivables, net	1,487	1,767
Other investments	1,268	1,290
Cash and cash equivalents	1,474	1,277
Total current assets	8,777	8,605

Non-current assets classified as held for sale	2	2

Total assets	17,422	17,098

Capital and reserves attributable to the owners of the parent	11,900	10,535
Non-controlling interest	1,879	1,700

Total Equity	13,779	12,235

Provisions	80	83
Deferred tax liabilities	204	186
Other liabilities	537	507
Trade payables	1	1
Lease liabilities	199	215
Borrowings	536	656
Total non-current liabilities	1,556	1,649

Current income tax liabilities	43	874
Other liabilities	331	345
Trade payables	1,121	1,126
Derivative financial instruments	1	2
Lease liabilities	46	44
Borrowings	544	823
Total current liabilities	2,086	3,214

Total liabilities	3,642	4,863

Total equity and liabilities	17,422	17,098

Consolidated Statement of Cash Flows

$ million	3Q22	2Q22	3Q21	9M22	9M21
	(Unaudited)			(Unaudited)

Profit for the period	220	936	1,366	2,034	3,231

Adjustments for:
Depreciation and amortization	153	153	145	456	446
Equity in results of non-consolidated companies	90	(49)	(84)	(18)	(302)
Changes in provisions	0	1	4	(2)	10
Net foreign exchange results and others	40	29	25	150	146
Interest accruals less payments	5	2	2	9	4
Income tax accruals less payments	(22)	(396)	270	(1,106)	467
Changes in working capital	548	(681)	(1,141)	198	(2,459)

Net cash provided by (used in) operating activities	1,034	(5)	586	1,721	1,542

Capital expenditures	(136)	(161)	(111)	(422)	(402)
Proceeds from the sale of property, plant & equipment	0	0	0	1	1
Acquisition of non-controlling interest	—	(4)	—	(4)	(1)
Dividends received from non-consolidated companies	—	29	—	29	0
Increase in other investments	(131)	(277)	(197)	(327)	(24)

Net cash used in investing activities	(267)	(413)	(307)	(723)	(424)

Dividends paid in cash to company’s shareholders	—	(353)	—	(353)	(412)
Finance lease payments	(12)	(13)	(12)	(37)	(34)
Proceeds from borrowings	71	74	73	225	205
Repayments of borrowings	(73)	(339)	(146)	(614)	(425)

Net cash used in financing activities	(14)	(631)	(84)	(780)	(666)

Increase (decrease) in cash and cash equivalents	753	(1,049)	195	218	452

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies. Adjusted EBITDA per ton equals adjusted EBITDA divided by steel shipments:

$ million	3Q22	2Q22	3Q21	9M22	9M21

Net income	220	936	1,366	2,034	3,231
Adjusted to exclude:
Net financial results	55	(37)	(33)	79	(72)
Income tax expense	162	221	486	562	1,055
Depreciation and amortization	153	153	145	456	446
EBITDA	590	1,273	1,964	3,131	4,660
Less: Equity in results of non-consolidated companies	90	(49)	(84)	(18)	(302)
Adjusted EBITDA	679	1,225	1,881	3,112	4,358
Divided by: steel shipments (000 tons)	2,967	2,957	3,071	8,876	9,238
Adjusted EBITDA per ton ($)	229	414	612	351	472

Free cash flow equals net cash provided by (used in) operating activities less capital expenditures:

$ million	3Q22	2Q22	3Q21	9M22	9M21

Net cash provided by (used in) operating activities	1,034	(5)	586	1,721	1,542
Less: capital expenditures	(136)	(161)	(111)	(422)	(402)
Free cash flow	898	(166)	475	1,299	1,141

Net (cash) debt equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	September 30, 2022	June 30, 2022	September 30, 2021

Borrowings (current and non-current)	1.1	1.1	1.5
Less: cash and cash equivalents[2]	(1.5)	(0.7)	(0.9)
Less: other investments (current and non-current)[2]	(1.4)	(1.4)	(0.8)
Net (cash) debt	(1.8)	(1.0)	(0.3)
2    Ternium Argentina’s total position of cash and cash equivalents and other investments amounted to $1.0, $1.1 and $0.7 billion as of September 30, 2022, June 30, 2022, and September 30, 2021, respectively.